Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of DTE Energy Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the methods of accounting for asset retirement obligations in 2005 and 2003 and energy trading contracts and gas inventories in 2003) and management’s report on the effectiveness of internal control over financial reporting dated March 7, 2006, appearing in the Annual Report on Form 10-K of DTE Energy Company for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Detroit, Michigan
April 28, 2006